

January 9, 2015

Via E-mail
Hinman Au
Chief Executive Officer
American Education Center, Inc.
17 Battery Place, Suite 300
New York, NY, 10004

> **Re:** **American Education Center, Inc.**
> **Registration Statement on Form S-1**
> **Filed December 18, 2014**
> **File No. 333-201029**

Dear Mr. Au:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

General

1. We note that you have footnotes at various points in your prospectus which do not contain any text. Please revise your prospectus to include the information intended to be contained in the footnotes.

2. Based on contracts filed by other SEC reporting companies it appears you are party to licensing contracts for the American Education Center name, brochures, literature, manuals, know how logos and arrangements with schools located in the United States and China. Please advise on any other agreement you are party to besides those filed with this registration statement. Additionally, please expand disclosure in your business and management discussion and analysis sections regarding your operations to discuss the licensing of materials you have created.

Risk Factors

Risks of Doing Business in China, page 12

3. We note your disclosure on page 12 regarding the impact of the laws and regulations of the People's Republic of China on your operations. Please revise your risk factor to specifically address the laws of the PRC regarding education services and the operation of these services by foreign owned companies.

Use of Proceeds, page 18

4. Please revise your description of "Use of Proceeds" to provide a brief narrative summary of your expected use of proceeds from your direct public offering.

Business

Overview, page 25

5. Based on your risk factors and information on your Company website it appears that your company is operating education centers in China. Please advise or revise your disclosure as appropriate.

6. Your website reference that "[o]ur offerings consists of more than one hundred diverse products that covers five major aspects of student's need, details of which will be specified in our "Product and Services" section." Please advise on these products and services.

Growth Strategy, page 26

7. On page 41 of your prospectus you also discuss growth strategies for the Company. Specifically you state that you have engaged in prior negotiations with several major Chinese consulting companies in this sector and you go on to identify these as "target companies." Please revise your disclosure in this section to be consistent by clarifying, if true, that although no agreements are in place you are involved in acquisition negotiations.

Industry, page 26

8. We note on page 27 that you state that the company foresees that the market will maintain rapid growth in the next five years and you also disclose estimates of the number of Chinese students in the US in the next five years. Please explain how your statement that the number of Chinese students in the US will grow in light of the number of students estimated in 2016, 2017 and 2018 which are less than your estimate for 2015. Please also expand the disclosure regarding US students studying in China accordingly.

Academic Program, page 28

9. We note your disclosure regarding the Academic Programs and focus on English as a Second Language courses. In reviewing your company website it appears you are recruiting Physics and History teachers for placements in China. Additionally, you appear to be requesting AP History backgrounds for your English teachers. Please advise what programs these teachers are involved in.

Competition, page 30

10. We note your risk factor disclosure on page 9 you discuss TAL Education and Xueda Education Group as competitors. Please expand your competition section to discuss these companies and in what specific areas you consider them to be your competition, including market share information.

Operations, page 31

11. Your disclosure states that you currently have two representative offices in China located in Nanjing and Chengdu. However, the Company website states that "AEC has established several branch offices overseas in past including Shanghai, Wuhan, Shenzhen, and Ganzhou, and is planning to establish more offices in other big cities in China." Additionally, you state "[w]e own ten learning centers and have a presence in more than 30 top and major universities throughout China." Please advise or revise your disclosure as appropriate throughout your prospectus.

Management's Discussion and Analysis, page 34

Critical Accounting Policies, page 34

12. Please expand the accounting policy for revenue recognition to include your policy for revenue recognition prior to revising your refund policy and also clarify when the refund policy was changed and the impact on the timing of revenue recognition.

Revenues, pages 37 and 39

13. Refer to your discussion of risk factors on page 8. We note that you state that your business depends on the number of student enrollments in your courses and the amount of course fees. Please expand your discussion of revenues for all periods presented to discuss the impact of changes in the number of students and the price of your services pursuant to Financial Reporting Codification section 501.04.

14. Refer to your description of Business on page 25 and 28. We note that you have partnered with the Guangzhou Branch of New Oriental Education & Technology Group

Inc. to expand the University Pathway Program in 2014. Please expand MD&A to explain the nature of this partnership and how the partnership impacted revenues and expenses in 2014. Also, please explain in MD&A any trends in revenues, costs and profitability in conjunction with this partnership, if material.

15. Refer to your discussion of revenues on pages 37 and 39. Please expand the discussion to quantify the impact of deferred revenue from 2013 that was recognized in 2014. Also please discuss why deferred revenue is zero at September 30, 2014 if you continue collecting tuition and consulting fees in advance.

Liquidity and Capital Resources, page 38

16. Please expand the discussion to include the impact of changing your refund policy on advance payments from customers and liquidity.

Growth Strategies, page 41

17. We note that you plan to expand the business through five growth strategies. Only three appear to be disclosed in the prospectus. Please advise or revise as appropriate.

18. We note that you disclose estimates of service revenues in future periods from several types of services. This presentation appears to be a financial forecast. Please provide all disclosures required pursuant to Article 11-03 of Regulation S-X or delete the future estimate amounts.

Management, page 42

19. Please revise your disclosure to include the ages of your executive officers.

20. We note that Mr. Au is still serving as CEO and President of Traderfield Securities Inc. Please advise on the amount of time weekly Mr. Au will spend on American Education Center business.

Security Ownership of Certain Beneficial Owners and Management, page 44

21. Please revise your disclosure to provide all the information required by Item 403 of Regulation S-K.

Certain Relationships and Related Transactions, page 45

22. Please revise your disclosure in this section to provide all information required by Item 404 of Regulation S-K. For example, please disclose the name of the affiliated entity and who the source of common control is.

Signatures, page 51

    23. Please revise the titles of your signatories to properly identify who holds the principle officer position.

Exhibits

    24. Please file an executed copy of your consulting agreement between AEC New York and New Oriental Guangzhou. Additionally, please file your agreements regarding University Placement Services 1 +3 program with State University of New York. You may wish to refer to Item 601 of Regulation S-K.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

        You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Ivette Leon,
Assistant Chief Accountant at (202) 551-3351 if you have questions regarding comments on the
financial statements and related matters. Please contact Emily Drazan, Staff Attorney at (202)
551-3208, Celeste M. Murphy, Legal Branch Chief at (202) 551-3415 or me at (202) 551-3810
with any other questions.

                                        Sincerely,

                                        /s/ Celeste M. Murphy for

                                        Larry Spirgel
                                        Assistant Director

cc: Via E-mail
        Yue Cao, Esq.
        Law Office of Yue & Associates